

OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) at $0.50 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,300**
Maximum Amount	**2,140,000**	**$1,070,000**	**$1,000,000**

THE COMPANY

1. Name of issuer: Bitfence.io, LLC

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

Explain:



OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering**) at $0.50 per Units**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

The Company is an LLC, and has no board of Directors, see Officers of the Company for information on Company leadership.

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Vladimir Tereshkov
Title:	CEO
Dates of Service:	02/01/2018 - present
Responsibilities:	
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
No previous positions held within company	
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	CaseOS LLC
Employer's principal business:	IT Consulting
Title:	CTO
Dates of Service:	01/15/2004-02/01/2018
Responsibilities:	Large scale enterprise software architecture and development.
Employer:	Medidata Solutions
Employer's principal	Life Sciences





CRYPTO LAUNCH

BitFence

BitFence.IO LLC
525K E MARKET ST NUM 153
LEESBURG, VA 20176
(772) 222-7367

OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) **at $0.50 per Units**

	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,300**
Maximum Amount	**2,140,000**	**$1,070,000**	**$1,000,000**

business:	
Title:	Sr. Data Scientist
Dates of Service:	01/20/2013-06/20/2015
Responsibilities:	Leading efforts and promoting innovation to enable monetization of the data assets and development of data driven business insights

Name:	Daniel Thompson
Title:	CFO
Dates of Service:	05/01/2018 - present
Responsibilities:	
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
No previous positions held within company	
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	RCM Advantage, LLC
Employer's principal business:	Life Sciences Billing
Title:	President
Dates of Service:	11/1/2015-06/01/2017
Responsibilities:	Laboratory revenue cycle optimization and advisory, management of the billing services
Employer:	AIM Laboratories
Employer's principal business:	Life Sciences
Title:	CFO
Dates of Service:	12/1/2011 - 03/1/2015





CRYPTO LAUNCH

BitFence

BitFence.IO LLC
525K E MARKET ST NUM 153
LEESBURG, VA 20176
(772) 222-7367

OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) **at $0.50 per Units**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$10,000**	**$9,300**
Maximum Amount	**2,140,000**	**$1,070,000**	**$1,000,000**

Responsibilities:	Maintained executive responsibility for financial operations, maintained stable cashflow management policies and procedures

Name:	William Mason
Title:	Chief Business Strategist
Dates of Service:	02/01/2018 - present
Responsibilities:	Aligns recruitment and hiring processes with the core values of executive management team, and creates a recruiting and hiring strategy that implements those values to permeate through every aspect of the process, from search through onboarding and retention.
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
No previous positions held within company	
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	United Placements
Employer's principal business:	Recruitment & hiring
Title:	Chief Business Strategist
Dates of Service:	2001-Present
Responsibilities:	Aligns an organization's recruitment and hiring processes with the core values of the CEO, President, and executive management team and then creates a recruiting and hiring strategy that implements those values so they permeate through every aspect of the process, from search through onboarding and retention.

PRINCIPAL SECURITY HOLDERS



OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering**) at $0.50 per Units**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$10,000**	**$9,300**
Maximum Amount	**2,140,000**	**$1,070,000**	**$1,000,000**

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class ofSecurities Now Held	% Voting Power Prior to Offering
Vladimir Tereshkov		30%
Daniel Thompson		20%
William Mason		20%





BitFence.IO LLC
525K E MARKET ST NUM 153
LEESBURG, VA 20176
(772) 222-7367

OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) at $0.50 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Consumers are confident they're safe online, but hackers have proven otherwise. According to the 2017 Norton Report, hackers absconded with $172 billion from 978 million consumers in 20 countries. Consumers globally reported an average loss of $142 per victim and nearly 24 hours (or almost three full work days) dealing with the aftermath. In the United States, 143 million consumers were victims of cyber-crime – more than half the U.S. adult online population. Hackers are attacking 100% of companies in the world and the average detection time of 256 days (2015 Ponemon Report) leads to enormous economic and privacy damages. Similar attacks are repeated against multiple targets before they are detected, understood and mitigated. Threat intelligence, also known as Cyber Threat Intelligence (CTI), is organized, analyzed and refined information about potential or current attacks that threaten every organization. Threat intelligence includes in-depth information about specific threats to help an organization protect itself from the types of attacks that could do them the most damage.

BitFence.io ("Bitfence," or "The Company") is an advanced cybersecurity solution that will proactively identify hackers and distribute their profile information to the protected community over our decentralized blockchain network. Community members "mine" hacker activity by running HoneyNet nodes and rewarded with HNY tokens ("HNY," "Tokens," or "HoneyNet Tokens") for "trapping" hackers. As hackers get into BitFence Honeypots, the system captures and analyzes attackers signatures using our custom designed Artificial Intelligence software, delivering alerts and threat protection to all of our subscribers. For instance, if hackers attack a BitFence miner running in the United States, all Bitfence subscribers, located in any region (e.g., in Europe, Asia, Africa, etc.), would be protected from similar attacks in a matter of seconds.

The Mission of BitFence Cyber Solution is to dramatically reduce the average detection time of zero-day cyber threats, as well as adopt and deploy a proactive defensive approach/solution to mitigate other systems from similar cyber attacks. BitFence offers its users the tools required to identify and protect against the growing threat of cyber attacks by protecting networks proactively before any harm would have occurred to the network and related assets. BitFence.io ecosystem consists of the following three main parts:

1. Installation of BitFence's proprietary Distributed Sensor Network (also known as Distributed HoneyNet). BitFence.io offers incentives to anyone who runs BitFence designed software and/or hardware "miner." These miners will automatically detect and report suspicious cyber threat-related activities. The users running these miners on their network will be rewarded through the distribution of BitFence 'HNY' Tokens.

2. Malicious and suspicious data being gathered by miners will automatically be analyzed, processed, and ranked (in accordance to its risk factor) by artificial intelligence algorithms in real time. The list of signatures will be updated accordingly.

3. Finally, once the data is processed and malicious actors (hackers) are identified, the information is instantaneously fed to all BitFence subscribers, protecting them from a similar threat.

BitFence Cyber Security Threat and Intelligence comes in two different artifacts:

• Mining- Threat identifications/detection
• Protection- Threat Risk assessment, signature deployment and protection via live threat feeds.



OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) at $0.50 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

Mining will be done by globally dispersed individuals utilizing BitFence.io devices and software. Mining platforms are integrated with BitFence.io servers, performing real-time threat risk assessments of the collected hacker signatures. Once the AI engine has evaluated a threat, the signatures are deployed to subscribed individuals and businesses to protect them from zero-day attacks and other cyber-security threats. BitFence.io protection will benefit a wide range of industries and customers. Small, medium and large business enterprises, Financial and Healthcare industries, the Banking sector, Defense and Aerospace companies, Academic Institutions, Oil and Gas industries, Individual internet users, NERC CIP Regulatory compliance power utilities, and virtually every other individual or entity which deals with sensitive information on their network. CONCEPT OF OPERATIONS The foundation of the system is a distributed honeypot network with globally located sensors (i.e., miners). Miners will work by misleading hackers into thinking that they are accessing a legitimate and valuable system. However, BitFence's proprietary software platform, named StingMiner, will be recording hackers actions, IP addresses, and other useful information to create a digital "fingerprint" of the hackers. BitFence AI engine then analyzes this information from miners and actionable threat intelligence is created and shared with BitFence.io subscribers. Two or more honeypots on a network comprise a HoneyNet. Typically, a HoneyNet is used for monitoring more diverse networks in which one honeypot may not be sufficient enough for the network traffic these larger networks experience. HoneyNets and Honeypots are usually implemented as parts of a more extensive network of intrusion detection systems.

Some of the examples demonstrating hackers' malicious activities that can be detected by HoneyNet are: - SQL Injection Attacks - Brute Force Attacks - OS Command Injection - Web Defacement Attempts.

The overall vision of BitFence is to provide a zero-day threat intelligence solution to protect people from malicious attacks. BitFence.io will help companies, as well as individual users, to select a suitable security solution to meet their needs. BitFence.io will help implement and integrate its solution with existing networking hardware and software with very minimal modifications or configuration changes. Once installed, the BitFence system will create threat landscape reports to meet compliance/regulatory requirements. BitFence.io has also created an opportunity for miners around the globe to serve as the "eyes and ears" for the BitFence Threat Intelligence Network. Miners will use the BitFence.io designed software called 'StingMiner' to record hackers' digital fingerprints and communicate the threat information to BitFence.io. Upon successful risk assessment and evaluation, the miner will be rewarded with HNY tokens. The higher the risk score of the threat, the more tokens the miner will be paid.

Capabilities of BitFence zero-day cyber threat solution are as follows:

- Detect, prevent, and respond to cyber-security threats
- Receive threat information from miners and assess threat signatures
- Deploy and update threat information to subscribed systems to mitigate systems with the same or similar risks – thereby protecting systems from zero-day attacks
- Offer mining to its cyber defense force with the BitFence Sting Miner; utilizing the proprietary software.
- Integrated reward solutions to BitFence miners once threats are assessed.

Rewards are based on the score from a successful risk evaluation - Integrate with existing networking architecture with very minimal configuration changes - Provide an interactive dashboard and offer the ability for users to generate customizable reports Analyses and Risk scoring of threats are to be done utilizing proprietary BitFence Threat Intelligence Engine that uses several patent-pending methods including AI:

- Fuzzy matching of threat footprints using weighted probabilistic matching methods
- Support Vector Machines (SVM), Bayesian techniques, and decision trees classifiers
- Neural Networks, continuously trained with validated and peer-reviewed data

BitFence

OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) at $0.50 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

The BitFence Threat Intelligence Engine is expected to receive high volume data from miners. The Measure of Effective (MOE) of BitFence threat intelligence data relies on quickly assessing the threat agents and deploying threat information to subscribed users to prevent their systems from being compromised by similar threats. Therefore, the availability of BitFence Threat Intelligence Engine is critical for its mission success.

Interpreting threat intelligence data from multiple sources into actionable contextual information has always been a challenge faced by many security organizations. The reason is the probable misinterpretation between data points received by security appliances. It has always been a challenge for cyber-security personnel to determine which information and how much data is needed to be reviewed. During this practice, relevant information/data that is should be used for threat intelligence purposes usually gets overlooked. The BitFence Threat Intelligence Platform/Threat Intelligence Management Platform has successfully addressed this issue by gathering, filtering, and analyzing all available data. The platform provides standard formats for inclusion into a vast array of security appliances and systems. Also, the platform offers detailed, customizable threat summary reports which can be used to create specific action items for security and IT professionals alike.

BitFence HNY Tokens are designed to provide a comprehensive economic model to enable the functionality of cyber threat prevention systems. Payments for subscription services will solely be conducted utilizing HNY Tokens. Moreover, all rewards for BitFence Miners will also be distributed with HNY Tokens. HNY Tokens are standard Ethereum ERC20 smart contract-based tokens which are implemented within BitFence Business Logic. HNY Token unifies Threat Detection and Protection Service into a single ecosystem with a complete life cycle.

Individual users and Companies interested in earning HNY Tokens are welcomed to join the BitFence Global Cyber Threat Community. These users can be referred to as "miners." Miners of HNY Tokens should be running the BitFence proprietary intrusion and malicious actor detection software called "StingMiner." The StingMiner software application can run on existing hardware and/or as an isolated, low-powered mini-computer device such as Raspberry Pi or BeagleBoard. This virtual, compartmentalized environment will be completely isolated from the host system. The StingMiner software application will gather suspicious networking activities and provide an attractive target for hackers attempting to access these networks. The Proof-of-Threat mining algorithm methodology is used as a mining process for HNY Token. Once BitFence miners have captured valuable threat information and shared this data with BitFence, the threat is assessed and validated by the BitFence Risk Scoring mechanism. Miners will be rewarded accordingly. The reward will be distributed against the uniqueness and level of risk/threat has to systems – i.e., Low, Medium, and High. The higher the score, the higher the reward. In addition to using automated BitFence mining software, HNY Tokens can also be earned by submitting suspicious network traffic information, such as Firewall Rejection Logs, 3rd-party honeypot intrusion detection logs, ssh/ftp logs, etc. Furthermore, HNY tokens can be obtained by participating in the Token Generation Event.

The BitFence utility token, "HNY," is designed to be redeemed for zero-day global threat intelligence feeds to protect the networks of individual, small business, and enterprise users from hackers. Intelligence feeds are based on risk scores which are packaged in a series of products/services and delivered using a subscription model. These incudes solutions such as:
- Risk scored zero-day global threat feeds in XML, Json and CSV formats
- Ready to use iptables firewall rules
- WordPress/Magento plugins
- Actionable and customizable global threat intelligence reports meeting customers requirements
- Generate email alerts
- BitFence mobile apps



CRYPTO LAUNCH

BitFence

BitFence.IO LLC
525K E MARKET ST NUM 153
LEESBURG, VA 20176
(772) 222-7367

OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) at $0.50 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

- API key to access zero-day BitFence threat intelligence from Apps

The pricing strategy of BitFence zero-day solution will be determined based on current threat intelligence services being provided by competitors such as FireEye, Infoblox, LookingGlass, McAfee, RSA, SecureWorks, Symantec, VeriSign, and others.

Data feeds typically come in yearly based subscriptions (1, 2, or 3 Years) and the number of user licenses required. Also, vendors also push their appliances, elevating the yearly operating cost.

The BitFence business model generates revenue is based on two different mechanisms: BitFence Subscription Services and BitFence Hardware Sales. BitFence.io will soon be launching its store called “BitFence Cyber Store.” This will be a one-stop-shop solution designed to meet a variety of its customer's needs. The store will contain multiple product lines that will suit its customer's requirements. Customers would be able to pay for items and services by using HNY Tokens.

The Following subscription services are planned for BitFence potential customers:
- Zero-day Threat Intelligence Feed subscription for Corporate Clients – Up to 2500 users
- Zero-day Threat Intelligence Feed subscription for Enterprise Clients – From 2501 to 10,000 users
- Zero-day Threat Intelligence Feed subscription for Corporate Clients – More than 10,000 users
- “Lite” monthly subscription for Small Businesses
- “Ultra Light” monthly subscription for Home and Home Offices

**All subscriptions levels will have options for 3 Month, 6 Month, 1 Year, 2 Year, or 3 Year subscriptions.

Hardware/software solutions that BitFence is planning to offer at its store are:
- BitFence Routers – these pre-configured secured routers can be purchased with integrated BitFence 3-month to yearly subscriptions with very affordable options (own/lease).
- Pre-installed Light Plug-n-Mine Raspberry Pi and BeagleBoard with StingMiner Software can be purchased with very affordable price options. These devices will be used by BitFence miners to mine HNY Tokens.
- SD Card images for Do-It-Yourself miners will also be available for users who already owned Raspberry Pi with lower prices
- BitFence software will be available to download as freeware. The software will be available in Windows/Mac/Linux platforms.
- BitFence Plugin for WordPress and Magenta (Note: For mobile users, the software will also be available in Android and iOS in future)

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or



OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering**) at $0.50 per Units**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

Risks Related to Our Business and Our Industry

If the IT security market does not adopt our Artificial Intelligence based security platform, our sales will not grow as quickly as anticipated, or at all, and our business, results of operations and financial condition would be harmed.

We are seeking to disrupt the IT security market with our Artificial Intelligence based security platform. Our platform interoperates with but does not replace most signature-based IT security products. Enterprises and governments that use signature-based security products, such as firewalls, intrusion prevention systems, or IPS, anti-virus, or AV, and Web and messaging gateways, for their IT security may be hesitant to purchase our Artificial Intelligence based security platform if they believe that signature-based products are more cost effective, provide substantially the same functionality as our platform or provide a level of IT security that is sufficient to meet their needs. Currently, most enterprises and governments have not allocated a fixed portion of their budgets to protect against next-generation advanced cyber attacks. As a result, to expand our customer base, we need to convince potential customers to allocate a portion of their discretionary budgets to purchase our platform. However, even if we are successful in doing so, any future deterioration in general economic conditions may cause our customers to cut their overall IT spending, and such cuts may fall disproportionately on products and services like ours, for which no fixed budgetary allocation has been made. If we do not succeed in convincing customers that our platform should be an integral part of their overall approach to IT security and that a fixed portion of their annual IT budgets should be allocated to our platform, our sales will not grow as quickly as anticipated, or at all, which would have an adverse impact on our business, results of operations and financial condition.

Even if there is significant demand for Artificial Intelligence -based security solutions like ours, if our competitors include functionality that is, or is perceived to be, better than or equivalent to that of our platform in signature-based or other products that are already generally accepted as necessary components of an organization's IT security architecture, we may have difficulty increasing the market penetration of our platform. Furthermore, even if the functionality offered by other IT security providers is different and more limited than the functionality of our platform, organizations may elect to accept such limited functionality in lieu of adding products from additional vendors like us.

If enterprises and governments do not adopt our Artificial Intelligence based security platform for any of the reasons discussed above, our sales would not grow as quickly as anticipated, or at all, and our business, results of operations and financial condition would be harmed.



OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering**) at $0.50 per Units**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

Our limited operating history makes it difficult to evaluate our current business and prospects and may increase the risks associated with your investment.



OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering**) at $0.50 per Units**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$10,000**	**$9,300**
Maximum Amount	**2,140,000**	**$1,070,000**	**$1,000,000**

THE OFFERING

9.   What is the purpose of this offering?

The company plans to use the capital raised to pay for additional system development resources, hardware costs, servers and other third-party expenses. Both the internal expert systems associated with the Platform and the access to both public and proprietary data as well as the external facing websites and portals will be enhanced.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	*If Maximum Offering Amount Sold*
Total Proceeds	**$10,000**	**$1,070,000**
Less: Offering Expenses (FP Fees)	$700	$74,900
Net Proceeds	**$9,300**	**$995,100**
Use of Net Proceeds		
Reg CF Expenses	$5,000	$30,000
Marketing/Advertising		$140,000
IP / Patents / Legal		$60,000
Technology/Platform Development		$340,000
Hardware Expense		$98,000
Salaries		$160,000
Travel		$38,000
Reg A+ Projected Expenses		$100,000
Misc Operating Expenses		$25,000
General Operating Capital	$4,300	$4,100
Total Use of Net Proceeds	**$9,300**	**$995,100**

11.   How will the issuer complete the transaction and deliver securities to the investors?
The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

CRYPTO LAUNCH


BitFence

BitFence.IO LLC
525K E MARKET ST NUM 153
LEESBURG, VA 20176
(772) 222-7367

OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) at $0.50 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered. Debt Until Security Token Offering ("DUSTO")

TERMS OF THE SECURITIES

Summary

The Company is offering Debt Until Security Token Offering (each, a "DUSTO" and, collectively, the "DUSTOs"). Purchasers of the DUSTOs are referred to as "Lenders". Certain definitions used in this Summary section are included below.

On the Maturity Date the Lenders will be entitled to repayment of amounts loaned pursuant to the DUSTO, plus interest accruing thereon at the Interest Rate from the date of the DUSTO until the entire amount loaned under the DUSTO is repaid. If the initial closing of the Security Token Offering occurs on or prior to January 31st, 2022, amounts due under the DUSTOs, plus any accrued and unpaid interest, will be paid in Tokens. If the initial closing date of the Security Token Offering has not occurred on or prior to January 31st, 2022, the DUSTOs, plus any accrued and unpaid interest, shall be due and payable in cash. The Company shall have up to thirty (30) calendar days from the Maturity Date to make any payments that may be due to Lender.

Additional information regarding the DUSTO's key terms is provided below. **Prospective Lenders should review the entirety of this document and the form of DUSTO attached hereto as Annex 1.**

The DUSTOs

Principal, Interest and Maturity



OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) at $0.50 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

In this Offering, the Company will issue to Lenders up to an aggregate purchase amount of $1,070,000.00 of DUSTOs. The Company shall fully repay the amounts loaned under the DUSTOs and any interest accrued thereon, by cash, on the "Maturity Date" which will be the earlier of (i) thirty (30) days following the initial closing date of the Security Token Offering, and (ii) January 31st, 2022 (the "Final Maturity Date").

Simple interest on each DUSTO will accrue at the rate of 15.0% per annum (the "Interest Rate") from the initial issuance date of such DUSTO to, but excluding, the Maturity Date and will be payable to the Lender that is entitled to receive the payment of the principal amount of the DUSTO either in Tokens or in cash, as applicable.

Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. If the payment date falls on a day that is not a business day, payment shall be made on the next business day as if it were made on the date such payment was due and no interest shall accrue on the amount payable for the period from and after such Maturity Date.

Conversion upon the Security Token Offering

If the initial closing date of the Security Token Offering occurs on or prior to the Final Maturity Date, each DUSTO shall convert into a number of Tokens equal to the aggregate principal amount loaned under such DUSTO, plus interest accrued thereon at the Interest Rate, divided by the Token Price. The "Token Price" shall be the lowest undiscounted price received by the Company in the initial closing of the Security Token Offering. By way of illustration, if the Token Price is equal to $0.50 per Token and the aggregate amount due and payable under the DUSTO is equal to $1,000.00, the Lender would receive 2,000 Security Tokens. The transfer of Security Tokens to the Lender constitutes satisfaction of the Company's debt repayment obligations so long as the Company utilizes the digital key or public address provided by the Lender.

Repayment upon the Final Maturity Date

If the initial closing date of the Security Token Offering has not occurred on or prior to the Final Maturity Date, the DUSTOs, plus any accrued and unpaid interest, shall be due and payable in cash.

Amendment of DUSTOs

Each DUSTO will be one of a series of similar instruments entered into by the Company from time to time. Any provision of the DUSTOs may be amended, waived or modified only upon the written consent of the Company and the holders of a majority in aggregate principal amount of all DUSTOs outstanding at the time of such amendment, waiver or modification.

Dissolution Event prior to DUSTO Termination

If a Dissolution Event occurs before the Company's repayment obligations under the DUSTO have been satisfied in full, to the fullest extent permissible by law and subject to the rights of any Senior Indebtedness, the Company shall pay an amount to each Lender equal to the unpaid aggregate principal amount of the DUSTO, plus any accrued and unpaid interest thereon, due and payable to the Lender immediately prior to, or concurrent with, the consummation of the Dissolution Event.

The aggregate principal amount and any such interest shall be paid prior and in preference to any distribution of the assets of the Company to holders of any outstanding equity interests of the Company or to holders of any outstanding Tokens, by reason of their ownership thereof. If, immediately prior to the consummation of the Dissolution Event, the assets of the Company that remain legally available for distribution to the Lenders and all holders of all other debt ranking equally in right of payment with the DUSTOs (the "Dissolving Parties") are insufficient to permit the payment to the Dissolving Parties of their respective unpaid debt amounts, then the remaining assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Parties in proportion to the unpaid debt amounts they would otherwise be entitled to receive.





CRYPTO LAUNCH

BitFence

BitFence.IO LLC
525K E MARKET ST NUM 153
LEESBURG, VA 20176
(772) 222-7367

OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) at $0.50 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

"Dissolution Event" means the (i) a voluntary termination of the Company's operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the voluntary filing for bankruptcy protection or making of a general assignment for the benefit of creditors; (iv) an involuntary bankruptcy petition that is not dismissed within sixty (60) days, or (v) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"Senior Indebtedness" means any (i) indebtedness, liabilities and other obligations of the Company or with respect to which the Company is a guarantor, to banks, insurance companies or other lending or thrift institutions regularly engaged in the business of lending money, whether or not secured, (ii) indebtedness, liabilities and other obligations of the Company under any line of credit or revolving credit facility, (iii) any deferrals, renewals or extensions or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, and (iv) the Company's obligations under any secured debt.

Termination of DUSTO

Each DUSTO will terminate upon the Company satisfying its repayment obligations under such DUSTO in full (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the DUSTO that, in either case, has not been cured).

Voting and Other Rights

Unlike common equity or any preferred equity that may be issued by the Company, the DUSTOs will not provide any protective provisions, rights to purchase future securities issued by the Company or its affiliates (so-called, "preemptive rights") or voting rights, including the right to elect members of the Board of Directors of the Company or any of its affiliates or voting on other matters of the Company or any of its affiliates. Except in the limited circumstances described herein, the DUSTOs do not convey any liquidation, information or inspection rights. The Company and its officers, directors, affiliates, and employees will not have fiduciary duties to the Lenders.

Liability Waiver and Arbitration

The DUSTO includes a liability limitation to the amount of the Lender's loan and a clause requiring arbitration of disputes between the Company and Lenders and preventing class actions.

The Tokens

The BitFence tokens ("FenceToken" or the "Tokens") will be digital blockchain tokens developed, produced and offered by the Company as part of the Security Token Offering. The Tokens are not intended to be or represent an interest in any monetary value, to serve as a medium of exchange, or to otherwise function as currency or as a substitute for currency. The Tokens are subject to dilution, including through the issuance of bonus Tokens and Tokens to future investors, third-parties, officers, employees and directors and affiliates.

A "Security Token Offering" will be deemed to occur upon the initial closing of the Company's first public sale of its Tokens, to be used on an established decentralized blockchain protocol created or licensed by the Company. A Security Token Offering will only be considered one in which the existence of the offering is made public and Security Tokens can be purchased by some or all segments of the general public (e.g., accredited investors or US residents) pursuant to a registration statement under the Securities Act or exemption from the Securities Act, including pursuant to Regulation A. Tokens that may not be purchased by some or all segments of the general public (e.g., accredited investors or U.S. residents) pursuant to a registration statement under the Securities Act or exemption therefrom will not be considered issued pursuant to a Security Token Offering.



OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering**) at $0.50 per Units**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

The Company intends for the Tokens to represent an investment contract with the Company that will entitle the holder to receive profit distributions based on the Company's performance of 10% of operating profit after Company determined operating costs are retained by the Company. The Tokens do not represent an equity interest in the Company or any of its affiliates.

The Company intends for the Tokens to be ERC20 compliant, which would enable the secondary market purchase and sale of FenceToken through regulated exchanges known as Alternative Trading Systems ("ATS") that support crypto assets. Few of these crypto ATS systems are currently operational. Through a valid extension to ERC20, we anticipate that the Token will provide for the payment of distributions in ether within the Ethereum blockchain to the holder of the Token without compromising liquidity.

The Company may issue an unlimited amount of DUSTOs or other securities after the conclusion of this Offering. The Company's obligations under the DUSTO will not be obligations of the Company's subsidiaries or any of its affiliates.

Token Distribution Rights
Distributions will be made when and as determined by the Company. Any amounts that the Company determines are reasonably necessary to pay the Company's expenses and create reserves for the Company's obligations and activities will reduce the amount of cash available for distribution to holders of Tokens.

Token Holder's Right to Receive Liquidation Distributions
In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of any other liquidation transaction other than a Company Sale (as defined below), we intend that the holders of all security tokens issued by the Company, including the Tokens, will share ratably in approximately 25% of the Net Asset Amount (as defined below). The holders of common stock of the Company will be entitled to the remainder of the Net Asset Amount. "Net Asset Amount" means assets legally available for distribution to the holders of Tokens and stockholders of the Company after the payment of all the Company's debts and other liabilities. The Company's obligations to pay a portion of the Net Asset Amount to the holders of the Token will be a contractual obligation and not an obligation pursuant to the Delaware General Corporation Law.
The Company may issue additional tokens in the future that relate to different business lines or products. All security tokens issued by the Company, including the Tokens, will share ratably in this liquidation distribution.

Phantom Equity Distribution
We intend for the holders of the Tokens to benefit from a potential increase in value of our Company's equity. Tokenholders will be granted a contractual right to receive consideration that is equivalent to a 25% member in the LLC, which will be distributed upon the occurrence of a Company Sale. If a Company Sale occurs, each Token will be eligible to receive the consideration allocated to these "phantom shares" on a pro-rata basis.
The phantom stock is a fixed number of shares, and the equity allocated for the benefit of Token holders will be subject to dilution if the Company issues additional equity, such as to investors, directors, employees and consultants, without allocating additional shares of phantom stock to holders of our Tokens. Additionally, the benefits of the equity allocation will be distributed pro-rata across all Tokens, so that if we issue more Tokens, the benefits of the equity allocation for Token holders will be further diluted. The Company has the right to issue an unlimited amount of Tokens and an unlimited amount of equity without the approval of Token holders.
"Company Sale" means (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from Company stockholders shares representing more than fifty percent of the outstanding voting power of the Company, (b) a merger or consolidation in which the Company is a party or a subsidiary of the Company is a party and the Company issues shares of its capital stock, except any transaction in which the shares of

CRYPTO LAUNCH



BitFence

BitFence.IO LLC
525K E MARKET ST NUM 153
LEESBURG, VA 20176
(772) 222-7367

OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) at $0.50 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

capital stock outstanding prior to the transaction continue to represent, immediately following the transaction, at least of majority of the outstanding voting power of the surviving corporation or parent of such surviving corporation, or (c) the sale, lease, transfer or other disposition of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, except to a wholly-owned subsidiary of the Company.

Company Redemption Right
Further, the Company intends for the Tokens to be subject to a redemption right in favor of the Company. The redemption right may be exercised by the Company only upon the approval of the tokenholders holding a majority of the tokens then outstanding, excluding any tokens held by the Company, the acquirer of the Company in the event of a Company Sale, or any of their respective affiliates.
In the event that the Company is acquired, and the acquirer of the Company also wishes to acquire, purchase, redeem or extinguish all of the Tokens, the acquirer will offer a redemption price for the Tokens to each Token holder. If the holders representing at least a majority of the Tokens accept the purchase offer for the Tokens, then the redemption price will be distributed to the Token holders and all Tokens will be extinguished.

Voting and Other Rights
Unlike common equity or any preferred equity that may be issued by the Company, the Tokens will not provide any protective provisions, rights to purchase future securities issued by the Company or its affiliates (so-called, "preemptive rights") or voting rights, including the right to elect members of the Board of Directors of the Company or any of its affiliates or voting on other matters of the Company or any of its affiliates, except as described above under "Equity Distribution and Redemption Rights." As a result, all matters requiring the vote of shareholders will be determined by the common stockholders.

Except in the limited circumstances described herein, the Tokens do not convey any liquidation, information or inspection rights. The Company and its officers, directors, affiliates, and employees will not have fiduciary duties to the Token holders.

No Warranties
The Tokens will be delivered on an "AS IS" basis without any warranties.

Information and Reporting Rights
Lenders will not receive and will not be entitled to information or reports from the Company. However, as required by Regulation Crowdfunding, the Company will file an annual report, including financial statements, electronically with the SEC and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. Upon the occurrence of certain events, the Company may stop providing such annual reports to Lenders. See "REGULATORY—ANNUAL REPORTS."
The Company may also provide other information to Lenders as may be required under U.S. federal tax law.

Transferability of securities
The DUSTOs are, and Tokens will be, securities pursuant to the Securities Act of 1933 and applicable regulations. As a result, the DUSTOs and Tokens will be subject to restrictions on transferability. For one year from the issuance of the DUSTOs, the DUSTOs or the Tokens may only be resold:

To the Company;
To an accredited investor;
As part of an offering registered with the SEC; or



OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) at $0.50 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

We currently do not intend to repurchase any of the DUSTOs or the Tokens or to facilitate a registered offering whereby Lenders may sell their DUSTOs or Tokens. When issued, the Tokens may also be subject to restrictions on transfer, including if a transfer would have a reasonable likelihood of requiring registration or qualification of the transfer, the Company, the Parent Company or its affiliates or the securities of any of them under applicable U.S. federal, state or foreign securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D promulgated under the Securities Act, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the DUSTOs or Tokens to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, step-parent, grandparent, spouse or spousal equivalent (meaning a cohabitant occupying a relationship generally equivalent to that of a spouse), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships.

Documentation

The purchase and sale of the rights shall be on the terms and conditions set forth in the DUSTO, which contains certain representations, warranties and covenants of the Company and the Lenders. The form of the DUSTO is attached to this memorandum.

Bonus Tokens

In the event that the Company successfully issues Tokens in a Security Token Offering, the DUSTO will be repaid in Tokens. By investing in the DUSTO by the dates listed below, a Lender will receive bonus Tokens listed below if the Security Token Offering occurs prior to the Final Maturity Date.

- 30% bonus Tokens if a Lender invests in the DUSTO on or before September 30, 2018.
- 25% bonus Tokens if a Lender invests in the DUSTO after September 30, 2018 and on or before October 31, 2018.
- 20% bonus Tokens if a Lender invests in the DUSTO after October 31, 2018 and on or before November 30, 2018.
- 15% bonus Tokens if a Lender invests in the DUSTO after November 30, 2018 and on or before December 31, 2018.
- 10% bonus Tokens if a Lender invests in the DUSTO after December 31, 2018 and on or before the Offering Deadline.

All dates end at 11:59pm San Francisco, California time.

By way of illustration, if the aggregate amount due and payable under a DUSTO is equal to $1,000.00 and the Token Price is equal to $0.50 per Token, the Lender would receive 2,000 Tokens. If the Lender invested in the DUSTO after September 30, 2018 and on or before October 31, 2018, the Lender would receive 25% bonus Tokens, or an additional 500 Tokens.

All calculations of bonus Tokens will be rounded down to the nearest whole Token. The issuance of the bonus Tokens will result in dilution to holders of the Tokens.



OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) at $0.50 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above?   ☐ Yes ☑ No
Explain:
_____

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

    (1)   to the issuer;
    (2)   to an accredited investor;
    (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
    (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

    Company is an LLC, has no securities outstanding.

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

    Company is an LLC, has no securities outstanding.

CRYPTO
LAUNCH


BitFence

BitFence.IO LLC
525K E MARKET ST NUM 153
LEESBURG, VA 20176
(772) 222-7367

OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) at $0.50 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

Explain:

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The DUSTO rights are clearly defined herein. All other rights are owned by the Shareholders all of whom are also Officers and Directors of the Company and operate the Company on a day to day basis. Shareholders may take actions the benefit(s) of which may inure solely to the Shareholders and not to DUSTO Lenders. For illustrative and example purposes only, and not intended to be a complete list, the Shareholders can sell their shares, transfer or sell control of the Company, merge or dissolve the Company, borrow monies, sell additional common or preferred shares, enter into contracts, buy or sell assets, pay, prepay or not pay any obligation including the DUSTO, initiate litigation or arbitration and any number of other permitted Shareholder or Officer actions acts that could potentially impact DUSTO Lenders differently than the Shareholders. Any one of these acts or omission either individually or in concert or combination could negatively impact DUSTO Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Due to the new and unique structure of this security, current valuation methods are not applicable to the security. Until the event of conversion, the DUSTO is a debt instrument. The valuation of the company does not and cannot play any role in figuring out the price per unit of DUSTO, therefore the price was and arbitrarily set.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The DUSTO does not offer any ownership in the company, only lenders. Please see Question # 13 for details.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.
- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.



CRYPTO LAUNCH

BitFence

BitFence.IO LLC
525K E MARKET ST NUM 153
LEESBURG, VA 20176
(772) 222-7367

OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) at $0.50 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:
The Company has no material indebtedness at this time.

25. What other exempt offerings has the issuer conducted within the past three years?
The Company has not issued any other exempt offerings in the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer; NO
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; NO

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; NO
-or-
(4) any immediate family member of any of the foregoing persons. NO

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.







BitFence.IO LLC
525K E MARKET ST NUM 153
LEESBURG, VA 20176
(772) 222-7367

OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering**) at $0.50 per Units**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,300**
Maximum Amount	**2,140,000**	**$1,070,000**	**$1,000,000**

Since inception until end of July 2018 the company spent about $29,215 in software/website development, and we spent about $30,115 on various expenses including marketing, advertisements and community management. We have about $9,445 in cash or cash equivalent.



OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering**) at $0.50 per Units**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

BitFence.IO LLC
For the Seven Months Ended July 31, 2018
With Independent Accountant's Review Report

BitFence.IO LLC

Financial Statements

For the Seven Months Ended July 31, 2018

Contents

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Independent Accountant's Review Report

The Board of Directors
BitFence.IO LLC

I have reviewed the accompanying financial statements of BitFence.IO LLC, which comprises the balance sheet as of July 31, 2018, and the related statements of income, changes in stockholders' equity, and cash flow for the seven months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona A Hamza

Plano, Texas
August 21, 2018

(This page intentionally left blank.)

<h1 style="text-align:center">BitFence.IO LLC.</h1>

<h2 style="text-align:center">Balance Sheet</h2>

	July 31,2018
Assets	
Current assets:	
Cash and cash equivalents	$ -
Financial instruments *(Crypto Currency note 1)*	**9,445**
Total current assets	**9,445**
Decentralized Global Threat Intelligence platform	
(*work-in-process*) *(see note 2)*	**29,215**
Total assets	$ **38,660**
Liabilities and Stockholders' equity	
Current liabilities:	
Trade and other payables	-
Total current liabilities	-
Loan payable to shareholders	**8,775**
Long-term obligations	**8,775**
Total liabilities	**8,775**
Stockholders' equity:	
Common Stock, par value $.001:	
Authorized shares, 10,000,00	
Issued and outstanding shares, 7,000,00	**7,000**
Additional Paid-in capital	**53,000**
Retained deficit	**(30,115)**
Total Stockholders' equity	**29,885**
Total liabilities and Stockholders' equity	$ **38,660**

See Independent Accountant's Review Report.

BitFence.IO LLC.

Statements of Operations

For the Seven Months Ended July 31,

	2018
Revenues	$ -
Expenses:	
Advertising and promotions	**22,715**
Bank charges	**15**
Dues and Subscriptions	**962**
Office expenses	**51**
Professional fees	**139**
Start-up expenses	**2,181**
Travel and Meals	**4,052**
Total operating expenses	**30,115**
Net loss	**$ (30,115)**

See Independent Accountant's Review Report.

BitFence.IO LLC.

Statements of Changes in Stockholders' Equity

	Common stock par value $.001	Paid-in Capital	Retained Deficit	Total
Balance at December 31, 2017	$ -	$ -	$ -	$ -
Plus: Stockholders' Contributions	7,000	53,000	-	60,000
Less: Net Loss	-	-	(30,115)	(30,115)
Balance at July 31, 2018	$ **7,000**	$ **53,000**	$ **(30,115)**	$ **29,885**

BitFence.IO LLC.

Statements of Cash Flows

	July 31, 2018
Operating activities	
Net loss	$ (30,115)
Increase in receivables	-
Increase in payables	8,775
Net crypto currency used by operating activities (note 1)	(21,340)
Investing activities	
Web development	(29,215)
Net crypto currency used in investing activities (note 1)	(29,215)
Financing activities	
Proceeds from capital contributed	60,000
Net crypto currency provided by financing activities (note 1)	60,000
Net increase in financial instruments (note 1)	9,445
Financial instruments at beginning of year	-
Financial instruments at end of year	$ 9,445

See Independent Accountant's Review Report.

BitFence.IO LLC
Notes to Financial Statements
July 31, 2018

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

BitFence.IO LLC (the Company) is a development stage Delaware corporation. BitFence.io offers both companies and individual users tools required to identify and protect against the growing threat of cyber-attacks by protecting networks proactively, before any harm would have occurred to the network and related assets. Community members "mine" hacker activity by running HoneyNet nodes and are rewarded with HNY tokens for "trapping" hackers. As hackers get into BitFence Honeypots, the system captures and analyzes attackers' signatures using their custom designed Artificial Intelligence software, delivering alerts and threat protection to all of their subscribers in a matter of seconds.

HNY Tokens are standard Ethereum ERC20 smart contract-based tokens which are implemented within BitFence Business Logic.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Financial Instruments

As of the date of this report, we are not aware of any jurisdiction in which digital (cryptp)currency has status as legal tender or of any digital currency issued by a government's central bank. As such, digital currencies exist outside the recognition of established financial institutions.

As of the date of this report, use and acceptance of digital currencies as a method of payment is banned in some countries. However, there is an increasing volume of digital currency transactions, and, over 100,000 merchants world-wide accept digital currency, including Microsoft Corp., Dell Inc., and Overstock.com.

See Independent Accountant's Review Report.

The SEC, the Financial Crimes Enforcement Network (FinCEN), and the IRS have all issued some form of regulation regarding virtual currencies in the last few years. The main problem with regulating virtual currencies is that it is treated as both a method of payment and an investment property.

The AICPA is conducting early stage research about developing an accounting standard for digital currency and the technology that underpins it. There is currently a diversity of views on the accounting among professionals, we have decided to show it as financial instrument.

The Company will record unrecognized loss if they become aware of any devaluation. At the same time, any gain will be recognized as ordinary gain or loss on income statement.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using a straight-line mid-month convention over the estimated useful lives of the assets, which for furniture and fixtures, computer equipment, rental assets and most software range primarily from three to five years.

Any purchase under $1,000 and repairs and maintenance performed on equipment or software are expensed as incurred.

Revenue Recognition

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting. The Company recognizes revenue when persuasive evidence of an arrangement exists, the services have been provided to the customer, payments are considered fixed or determinable, and collectability from the customer is reasonably assured. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Income Tax Expense

The Company files income tax returns in the U.S federal jurisdiction and Delaware state jurisdiction. For the year ended, the corporation's estimated income tax benefit is $6,023, that the company can take it forward 15 years.

See Independent Accountant's Review Report.

2. Decentralized Global Threat Intelligence Platform

As of the date of financial statements company launched minimum viable product, including StingMiners and testnet. Production version of platform, including StingMiners, Bitffence Store, BitRouter is to be completed according to two-year product development roadmap. Company has a long-term plan to become a major player in threat intelligence landscape, providing enterprises with high quality long term hacker protection.

The company has decided that software has infinite life.

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Common Stock is entitled to one vote.

4. Commitments and Contingencies

As of the date of issuance of financials, August 21, 2018, the company has no commitments or contingencies.

See Independent Accountant's Review Report.



OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering**) at $0.50 per Units**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their ☐ predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i)   at the time of the filing of this offering statement bars the person from:
      (A)   association with an entity regulated by such commission, authority, agency or officer?
               ☐ Yes ☑ No
      (B)   engaging in the business of securities, insurance or banking?





CRYPTO LAUNCH

BitFence

BitFence.IO LLC
525K E MARKET ST NUM 153
LEESBURG, VA 20176
(772) 222-7367

OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) **at $0.50 per Units**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,300**
Maximum Amount	**2,140,000**	**$1,070,000**	**$1,000,000**

☐ Yes ☑ No

(C) engaging in savings association or credit union activities?

☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

If Yes, explain:

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such



OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) at $0.50 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes   ☑ No

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes   ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.



OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) **at $0.50 per Units**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 15th

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at:

bitfence.io/

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;





CRYPTO LAUNCH

BitFence

BitFence.IO LLC
525K E MARKET ST NUM 153
LEESBURG, VA 20176
(772) 222-7367

OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) **at $0.50 per Units**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,300**
Maximum Amount	**2,140,000**	**$1,070,000**	**$1,000,000**

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days.



OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) at $0.50 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

BITFENCE LLC.

DEBT UNTIL SECURITY TOKEN OFFERING ("DUSTO")

In exchange for the loan by the undersigned lender (the "**Lender**") in the amount of US$[_____] (the "**Debt Amount**") made on or about [Date of DUSTO] to Bitfence, LLC. a Delaware Limited Liability Company (the "**Company**"), on the Maturity Date the Lender is entitled to repayment of the Debt Amount with interest accruing thereon at the Interest Rate from the date of this DUSTO until the entire Debt Amount is satisfied, payable in cash. At the Lender's option, upon the Security Token Offering (defined below) the DUSTO is convertible into Security Tokens. The Company shall have up to thirty (30) calendar days from the Maturity Date to make any payments that may be due to Lender.

1. *Events*

(a) **Repayment of Debt**.

(i) ***Repayment in Ordinary Course.*** The Company shall fully repay the entire Debt Amount and any interest accrued thereon, by cash, on the "Maturity Date" which will be the earlier of (i) thirty (30) days following the initial closing date of the Security Token Offering and (ii) January 31st, 2022. The Company's obligations under this DUSTO will not be obligations of the Company's parent, subsidiaries, or any of its affiliates. Within thirty (30) days following the initial closing date of the Security Token Offering, if any, the Company will satisfy its repayment obligations under this DUSTO and other DUSTOs contemporaneously issued as part of the same offering in full, including any accrued and unpaid interest, the entire Debt Amount shall be due and payable to Lender, together with interest accrued on the entire Debt Amount.

(ii) ***Repayment upon Dissolution Event***: In the event a Dissolution Event occurs prior to all of the Company's repayment obligations hereunder being satisfied pursuant to Section 1(a)(i) hereof, the Company's Debt Amount shall be due and payable in cash together with interest accrued on the Debt Amount at the Interest Rate and repayment will be made to the Lender subject to Section 1(c) hereof.

(iii) ***Interaction with other DUSTO's and Obligations.*** The Company shall have the right to prepay the Debt Amount and interest accrued thereon without any prepayment penalty. This DUSTO and any others of like-kind, issued by the Company shall rank *pari passu* as to the payment of principal and interest. The Lender agrees that any payments or prepayments to the Lender and to the holders of other DUSTOs, whether principal, interest or otherwise, shall be made pro rata among the Lender and the other holders of other DUSTOs issued by the Company based upon the aggregate unpaid principal amount of this DUSTO and the other DUSTOs issued by the Company. By accepting this DUSTO, the Lender agrees that all payments on account of the indebtedness, liabilities and other obligations of the Company to the Lender, including, without limitation, all amounts of principal, interest accrued hereon, and all other amounts payable by the Company to the Lender under this DUSTO or in connection herewith shall be subordinated and subject in right of payment, to the extent and manner set forth herein, to the prior payment in full in cash or cash equivalents of any Senior Indebtedness of the Company.

(b) **Conversion**. If the Security Token Offering occurs triggering a Maturity Date pursuant to 1(a)(i), at the Lender's option, the DUSTO will convert into a number of Security Tokens equal to the aggregate principal amount loaned under all DUSTOs held by the Lender, plus interest accrued thereon at the Interest Rate, divided by the Token Price (the Lender's right described in this sentence being the "**Conversion Right**"). The "**Token Price**" shall be the lowest undiscounted price received by the Company in the initial closing of the Security Token Offering. By way of illustration, if an investor purchases the DUSTO on September 30, 2018, and the Token Price is equal to



OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) at $0.50 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

$1.00 per Security Token and the aggregate amount due and payable under the DUSTO is equal to $1,000.00, the Lender exercising the conversion option would receive 350 Security Tokens.

Prior to the initial closing of the Security Token Offering, the Company shall provide each Lender with a notice (the "**Conversion Notice**") allowing each Lender to exercise its Conversion Right. If the Lender does not exercise its Conversion Right within 30 days after the date of the Conversion Notice, the Lender's Conversion Right will expire. In the event the Lender exercises its Conversion Right the Lender must provide to the Company in the Lender's response to the Conversion Notice a network address and/or other information necessary to facilitate a distribution of such Security Tokens, Lender is responsible for the accuracy of information provided. Providing an inaccurate digital key or public address for purposes of token transfer often results in irreversible loss. The Company is not liable for its use of inaccurate digital key or public addresses provided by the Lender. In the event the lender exercises its Conversion Right, the transfer of Security Tokens to the Lender constitutes satisfaction of the Company's debt repayment obligations so long as the Company utilizes the digital key or public address provided by the Lender. Any Security Tokens issued in satisfaction of this DUSTO will be delivered on an "AS IS" basis without any warranties.

Security Tokens issued upon a Lender's exercise of its Conversion Right will be, securities pursuant to the Securities Act of 1933 and applicable regulations. As a result, such Security Tokens will be subject to restrictions on transferability. For one year from the issuance of the Security Tokens, the Security Tokens may only be resold:

- To the Company;
- To an accredited investor (as defined by Rule 501(a) of Regulation D promulgated under the Securities Act of 1934);
- As part of an offering registered with the Securities Exchange Commission; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(c)   **Priority in Dissolution Event**. If a Dissolution Event occurs before the Company's repayment obligations under the DUSTO have been satisfied in full, to the fullest extent permissible by law and subject to the rights of the Senior Indebtedness, Lender shall have priority over all other creditors with respect to any cash funded by and traceable to Lender remaining in a Company bank or escrow account, and shall have priority shall be returned to Lender, with priority over all other creditors of the Company.

(d)   **Termination**. This DUSTO will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance, that, in either case, has not been cured) upon the Company satisfying its repayment obligations in full pursuant to this DUSTO.

2. *Definitions*
"**Dissolution Event**" means the (i) a voluntary termination of the Company's operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the voluntary filing for bankruptcy protection or making of a general assignment for the benefit of creditors; (iv) an involuntary bankruptcy petition that is not dismissed within sixty (60) days, or (v) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.



OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
20,000 Units of DUSTO (Debt Until Security Token Offering**) at $0.50 per Units**			
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

"**Interest Rate**": means simple interest accrued at an annual rate equal to **fifteen percent 15%.** Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. If the payment date falls on a day that is not a business day, payment shall be made on the next business day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such maturity date.

"**Proceeds**" means "proceeds" as such term is defined in section 9-102 of the Delaware Uniform Commercial Code and, in any event, shall include, without limitation, all dividends or other income from the Collateral, collections thereon or distributions with respect thereto.

"**Security Tokens**": mean only those digital blockchain tokens issued by the Company as part of the Security Token Offering. The Security Tokens are not intended to be or represent an interest in any monetary value, to serve as a medium of exchange, or to otherwise function as currency or as a substitute for currency. The Security Tokens may be subject to dilution, including through the issuance of Tokens to future investors, third-parties, officers, employees and directors, affiliates.

"**Security Token Offering**" will be deemed to occur upon the initial closing of the Company's first public sale of its Security Tokens, to be used on an established decentralized blockchain protocol created or licensed by the Company. A Security Token Offering will only be considered one in which the existence of the offering is made public and Security Tokens can be purchased by some or all segments of the general public (e.g., accredited investors or US residents) pursuant to a registration statement under the Securities Act or exemption from the Securities Act, including pursuant to the Securities and Exchange Commission's Regulation A. Security Tokens that may not be purchased by some or all segments of the general public (e.g., accredited investors or U.S. residents) pursuant to a registration statement under the Securities Act or exemption therefrom will not be considered issued pursuant to a Security Token Offering.

"**Senior Indebtedness**" means any (i) indebtedness, liabilities and other obligations of the Company or with respect to which the Company is a guarantor, to banks, insurance companies or other lending or thrift institutions regularly engaged in the business of lending money, whether or not secured, (ii) indebtedness, liabilities and other obligations of the Company under any line of credit or revolving credit facility, (iii) any deferrals, renewals or extensions or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness.

3. *Company Representations*

(a)   The Company is a validly existing and in good standing under the laws of the state of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when Security Tokens are to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws or applicable constituent documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.



OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) at $0.50 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

(c)   To the knowledge of the Company, the performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate or equivalent approvals; and (ii) any qualifications or filings under applicable securities laws.

4. *Lender Representations*

(a)   The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Lender has been advised that this DUSTO HAS not been registered under the Securities Act or any state securities laws and THIS DUSTO IS offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Lender understands that this DUSTO may not be resold or otherwise transferred unless IT IS registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. The Lender is purchasing this instrument for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. The Lender has such knowledge and experience in financial and business matters that the Lender is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Lender's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

(c)   The Lender is entering in this instrument not with a view to, or for resale or otherwise redistribute the same.

(d)   The Lender acknowledges, and is entering into this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Lender acknowledges that the Lender has received all the information the Lender has requested from the Company and the Lender considers necessary or appropriate for deciding whether to acquire this instrument, and the Lender represents that the Lender has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and to obtain any additional information necessary to verify the accuracy of the information given to the Lender. In deciding to purchase this instrument, the Lender is not relying on the advice or recommendations of the Company or of any crowdfunding portal and the Lender has made its own independent decision that the purchase of this instrument is suitable and appropriate for the Lender. The Lender understands that no federal or state agency has passed upon the merits or risks in this instrument or made any finding or determination concerning the fairness or advisability of this purchase.

(f)   The Lender understands and acknowledges that as a DUSTO Lender, the Lender shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations. The Lender understands that this instrument is being offered in a regulation crowdfunding offering with other DUSTOs, and all participants in the aforementioned offering, together, "Lenders," will have the same rights and obligations. Notwithstanding the foregoing, the Lender acknowledges that the Company may offer incentives to Lenders based upon the date that the Lender agrees to loan the Company funds on the crowdfunding portal.





BitFence.IO LLC
525K E MARKET ST NUM 153
LEESBURG, VA 20176
(772) 222-7367

OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) at $0.50 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

(g)   The Lender understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and any Security Tokens used to satisfy the debt obligations hereunder.

(h)   If the Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Lender hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any offer or sale of this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Lender acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument. The Lender acknowledges that the Company has not made any representations regarding this DUSTO's compliance with usury or other lending laws. The Lender understands that Lender bears sole responsibility for any taxes as a result of the matters and transactions the subject of this instrument, and any future acquisition, ownership, use, sale or other disposition of this DUSTO or the Security Tokens held by the Lender. To the extent permitted by law, the Lender agrees to indemnify, defend and hold the Company or any of its affiliates, employees, owners or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company or its owners that result from the issuance of Security Tokens to the Lender pursuant the Public Token Offering) associated with or arising from the Lender's purchase of this DUSTO or the Lender's right to purchase tokens in the Public Token Offering, or the use or ownership of this DUSTO.

5. *Transfer Restrictions*.

(a)   The Lender understands and agrees that the Company may place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this DUSTO or the Security Tokens, together with any other legends that may be required by state or federal securities laws, the Company's certificate of incorporation or bylaws or similar constituent documents, as applicable, any other agreement between the Lender and the Company or any agreement between the Lender and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY JURISDICTION. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   Any provision of this DUSTO may be amended, waived or modified only upon the written consent of the Company and the Lender. This DUSTO sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior or contemporaneous disclosures, discussions, understandings and agreements, whether oral or written, between them.

(b)   The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon





CRYPTO LAUNCH

BitFence

BitFence.IO LLC
525K E MARKET ST NUM 153
LEESBURG, VA 20176
(772) 222-7367

OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) at $0.50 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(c) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(d) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(e) In no event shall the Company's aggregate liability arising out of or related to this DUSTO, whether arising out of or related to breach of contract, tort (including negligence) or otherwise, exceed the Debt Amount and accrued interest due under this DUSTO. In no event shall any stockholder, officer, director or employee of the Company be liable for any amounts due or payable pursuant to this instrument.

(f) THE LENDER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS INSTRUMENT. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Reston, Virginia. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(g) The parties agree that any arbitration shall be limited to the dispute between the Company and the Lender individually related to this DUSTO only. To the full extent permitted by law, (1) no arbitration shall be joined with any other; (2) no dispute between the parties is to be arbitrated on a class-action basis or will utilize class action procedures; and (3) Lender may not bring any dispute in a purported representative capacity on behalf of the general public or any other persons. Notwithstanding the foregoing, the parties agree that the following disputes are not subject to the above provisions concerning informal negotiations and binding arbitration: (1) any disputes seeking to enforce or protect, or concerning the validity of, any of a party's intellectual property rights; (2) any dispute related to, or arising from, allegations of theft, piracy, invasion of privacy or unauthorized use; and (3) any claim for injunctive relief.

(h) All repayment obligations may be assigned or transferred by the Company to any of its affiliates provided written notice is provided to Lender.

(i) The Company shall not be liable or responsible to the Lender, nor be deemed to have defaulted under or breached this instrument, for any failure or delay in fulfilling or performing any term of this DUSTO, when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control, including, without limitation: (a) acts of God; (b) flood, fire, earthquake or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (d) applicable laws or (e) action by any governmental authority.

(j) All notices under this instrument will be sent via email or through the platform that facilitated the offering of this instrument, notice will be considered effective when sent. The Company may post updates on its website as a courtesy to Lenders, but is not required to, nor will updates posted exclusively on the Company's website be considered effective notice unless each Lender is directed to said website via email or through the







CRYPTO LAUNCH

BitFence

BitFence.IO LLC
525K E MARKET ST NUM 153
LEESBURG, VA 20176
(772) 222-7367

OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering) **at $0.50 per Units**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,300**
Maximum Amount	**2,140,000**	**$1,070,000**	**$1,000,000**

platform that facilitated the offering of this instrument. It is the Lender's sole responsibility to keep the Company informed of any changes in Lender's email address or any transfers of ownership of this instrument. Any notice required or permitted by this instrument will be deemed sufficient when sent by email to the relevant address listed on the signature page, as subsequently modified by written notice received by the appropriate party.

(*Signature page follows*)




OFFERING STATEMENT

20,000 Units of DUSTO (Debt Until Security Token Offering**) at $0.50 per Units**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,300
Maximum Amount	2,140,000	$1,070,000	$1,000,000

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

BITFENCE LLC
By:
Name: Vladimir Tereshkov
Title: CEO
Address: 525K E Market Street #153, Leesburg VA 20176
Email: vt@bitfence.io

LENDER
By:
Name:
Email:
Address:

Phone: